UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On August 10, 2011, HudBay Minerals Inc. (“HudBay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) a Purchase Agreement between Solway Investment Group Limited and certain of its affiliates and HudBay and certain of its affiliates, dated August 5, 2011, (2) a Disclosure Letter in respect of the Purchase Agreement dated August 5, 2011 and (3) a Material Change Report announcing that HudBay had entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala to Solway Investment Group Limited and certain of its affiliates.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 – Purchase Agreement between Solway Investment Group Limited and certain of its affiliates and HudBay and certain of its affiliates, dated August 5, 2011,

•	Exhibit 99.2 – Disclosure Letter in respect of the Purchase Agreement dated August 5, 2011, and

•

Exhibit 99.3 – Material Change Report announcing that HudBay had entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala to Solway Investment Group Limited and certain of its affiliates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

Date: August 11, 2011	By:	/s/ Ken Gillis
Name: Ken Gillis
Title: Senior Vice President, Corporate Development

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Purchase Agreement between Solway Investment Group Limited and certain of its affiliates and HudBay and certain of its affiliates, dated August 5, 2011

99.2	Disclosure Letter in respect of the Purchase Agreement dated August 5, 2011

99.3	Material Change Report announcing that HudBay had entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala to Solway Investment Group Limited and certain of its affiliates